

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

January 14, 2008

Mail Stop 7010

Via U.S. mail and facsimile

Mr. William G. Schueller
Chairman of the Board
Western Dubuque Biodiesel, LLC
10749 Jamesmeier Road
P.O. Box 82
Farley, IA 52033

Re: Western Dubuque Biodiesel, LLC
        Registration Statement on Form 10-SB, as amended
        Filed on: April 30, 2007
        File No.: 0-52617

Dear Mr. Schueller:

      We have completed our review of your Form 10-SB registration statement and we have no further comments at this time.

                Sincerely,

                Pamela A. Long
                Assistant Director

cc: Catherine Cownie, Esq.
        Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.
        666 Grand Avenue, Suite 2000
        Ruan Center
        Des Moines, IA   50309-2510